amadeus

SEC
Reference No. 82-5173

SUPPL

05005125

SEC MAIL PROCESSING SECTION RECEIVED JAN 03 2005 202 WASH., D.C.


Madrid, 30th December 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.


PROCESSED
JAN 12 2005
THOMSON
FINANCIAL



AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Linklaters

Enclosures:

- Candidates for the second phase of LBO process (Relevant fact of 25 November 2004).
- Amadeus France SNC -concentration process- (Relevant fact of 29 November 2004).
- Amadeus airline pricing 2005 (press release of 30 November 2004).
- Tender offer to OPTIMS (relevant fact of 10 December 2004).
- Closing of tender offer to OPTMS (relevant fact of 23 December 2004).
- AMADEUS LBO process (relevant fact of 30 December 2004).
- Acquisition Amadeus France SNC (relevant fact of 30 December 2004).

amadeus

TO THE SPANISH STOCK EXCHANGE COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus confirms that the financial sponsors BC Partners, Cinven, CVC US and Carlyle (the latest jointly with CVC Europe) are the final candidates selected by the major shareholders for the second phase of the LBO process. The final offers are expected to be received at the end of the year or beginning 2005, with the purpose of following the process during 2005, without a definitive timetable.

Madrid, 25th of November 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133


SEC
Reference No. 82-5173
SEC MAIL
RECEIVED
JAN 03 2005
WASH. D.C.
PROCESSING
202
SECTION

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMADEUS has filed with the French Competition authorities (**DGCCRF - Contrôle des concentrations**), notification about the initiation of a concentration process and taking of control by AMADEUS of AMADEUS France SNC (National Marketing Company for the French market). This is the result of the current negotiations in progress with its shareholder AIR FRANCE, owner of 66% of the share capital in AMADEUS France.

Madrid, 29th of November 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

amadeus

Press Release

AMADEUS EVOLVES GROUND-BREAKING AIRLINE PRICING APPROACH

The company's 2005 pricing for airline distribution services builds further on the value-based model pioneered by Amadeus in 2004

Madrid, 30 November 2004: Amadeus has announced its 2005 pricing for distribution services for airlines. Effective 1 January 2005, the company will roll-out the second phase of its industry-leading value-based pricing model, which recognises airlines' diverse commercial strategies and the different benefits that the GDS channel brings to airlines today.

The two key elements of Amadeus' pricing for 2005 are:

- Development of the segmented booking fee structure, further differentiating the fee charged for different types of bookings, depending on the value each brings to an airline.
- Additional opportunities for the distribution of airlines' low fare inventory.

Commenting on the 2005 pricing model, **David Jones, Amadeus' Executive Vice President, Commercial**, says: *"It is a year now since we made the first steps in our value-based pricing approach – moving away from a flat fee for all. The philosophy behind this model has been widely accepted by our airline customers. Indeed, we will see in 2005 that an Amadeus booking fee can range from €4.90 to as low as €2.67 – in line with the value delivered to the airline by a booking.*

"The airlines tell us that the global distribution system (GDS) continues to bring them important value - and in some areas of their business, unique business benefit," adds Jones. *"They say the GDS is the most effective way to deliver brand recognition and drive sales outside their home markets. It is the channel that facilitates the management of high yield and complex sales[1]."*

For further information please contact:

Corporate & Marketing Communication
Amadeus
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : externalcommunication@amadeus.net

[1] In a recent survey carried out by Amadeus among its airline customers, 98% of the airlines identified geographic reach as a key value brought by the GDS channel alone. 69% of respondents perceived high yield sales as the second most important benefit of the GDS channel and 48% pointed to complex sales.

Further aligning fees to value levels

The segmented booking fee structure in 2005 evolves, from the two categories presented in 2004, to four categories. A booking is now valued as **standard, standard plus, premium** or **premium plus**, depending if it is sold inside or outside an airline's prime market and whether it relates to a short-haul or long-haul booking. These parameters further adjust distribution fees to the value Amadeus brings to airlines in international reach and complexity of bookings processed, in addition to lowering costs in their highly competitive domestic markets.

Therefore, the impact of Amadeus' 2005 pricing will vary from airline to airline, depending on whether an airline relies more on international or domestic operations – independent of the geographic region in which the airline is based.

The four pricing parameters for 2005 pricing are:

Sold in prime market	Sold outside prime market
Standard Value: Bookings sold in the airline's prime market for domestic or intra-continental (short-haul) travel.	**Premium Value:** Bookings sold outside the airline's prime market for domestic or intra-continental travel.
Standard Plus Value: Bookings sold in the airline's prime market for inter-continental (long-haul) travel.	**Premium Plus Value:** Bookings sold outside the airline's prime market for inter-continental travel.

Distribution of low fare inventory

In addition to the Low Fare Distribution programme which Amadeus piloted in 2004, airlines will now have a second option to distribute all their content via Amadeus. In 2005, the new Amadeus **Full Content Option** will also be available for airlines in Europe, Middle East and Africa. With this alternative, Amadeus will guarantee travel agency access to participating airlines' full content, including their lowest fares. This will be in return for a competitive booking fee agreed with the airline for a Standard Value booking.

"A la carte" or itemised pricing for optional distribution services

Amadeus continues its commitment to develop an "a la carte" pricing arrangement for optional distribution services. This new model, which will mark another major step in the company's value-based pricing, will allow airlines to select additional services and solutions, or product packages, to suit their individual sales and marketing strategies. In 2005, Amadeus will validate this model further with airlines before it is rolled out in January 2006.

The Amadeus 2005 pricing continues to build on the value-based pricing framework introduced in 2004. This range of unprecedented and strategic pricing reforms provides airlines worldwide with the flexibility they need to compete and contributes to the long-term success of the travel industry as a whole.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMADEUS LAUNCHES A TENDER OFFER TO REMAINING OPTIMS SHAREHOLDERS

As already published on November 11, 2004, AMADEUS has filed a tender offer with the French stock market to the remaining shareholders of Optims (listed in the Paris Stock Exchange's Nouveau Marché) at the cash price of €3.90per share.

Madrid, 10th of December 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.


SEC
Reference No. 82-5173

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

CLOSING OF TENDER OFFER TO REMAINING OPTIMS SHAREHOLDERS

As continuation of the different communications filed with the Spanish Stock Exchange Commission, the tender offer to the remaining shareholders of Optims (listed in the Paris Stock Exchange's Nouveau Marché) has been successfully closed, achieving more than 95% of the share capital and associated voting rights. In the next few days, the squeeze out process and the subsequent de-listing of the company will start.

Madrid, 23rd of December 2004

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.



TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

In relation to the news appeared today in the press in relation to a possible offer for Amadeus, this entity may only make reference to the relevant facts filed today with the Spanish Stock Commission by the reference shareholders, without adding anything else with respect to the ongoing process.

Madrid, 30th December 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

12:44 30Dec2004 RCE-DGAP-Ad hoc: Amadeus Glob.Travel Dist. <AMS.MC> english

DGAP-Ad hoc: Amadeus Glob.Travel Dist. <AMS.MC> english

Ad hoc announcement §15 WpHG

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.:

Amadeus Glob.Travel Distribution, S.A.:

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

In relation to the news appeared today in the press in relation to a possible offer for Amadeus, this entity may only make reference to the relevant facts filed today with the Spanish Stock Commission by the reference shareholders (see below text), without adding anything else with respect to the ongoing process.

"In relation to the news appeared today in the press in relation to a possible offer for Amadeus, Air France and Lufthansa, as a reference shareholder of such company, denies that a binding offer has been received in the terms appeared in the press and therefore the information published is not accurate. Any relevant information in relation to the process that is currently being carried out in relation to the shareholding of Amadeus, shall bemade public in due term"

Amadeus Global Travel Distribution S.A.
Salvador de Madariaga No. 1
28027 Madrid
Spain

ISIN: DE0009309351
WKN: 930935
Listed: Frankfurt; Amtlicher Markt in Frankfurt (General Standard)

End of ad hoc announcement (c)DGAP 30.12.2004

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Thursday, 30 December 2004 12:44:43
RCE [nRCEW31355] {EN}
ENDS



TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus increases its shareholding in Amadeus France SNC from 34 to 100 per cent

Amadeus, after successfully completing negotiations with Air France, it will raise its shareholding in Amadeus France SNC from 34 to 100 per cent by acquiring the airline's 66 per cent stake for a consideration of EUR 85.8 million.

Madrid, 30th December 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID. TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ES-A78876919

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133